MOL
HUNGARIAN OIL & GAS Company

Golden Rated Sponsor of the Hungarian Olympic Team

02 MAR -1 AM 8:45

29 January 2002

02015560

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

Rt.

MOL ~~Magyar Olaj- és Gázipari~~ Rt.
Rule 12g3-2(b) File No. 82-4224

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Financial Officer

Enclosure

INVESTOR NEWS

Budapest, 29 January 2002

PERSONNEL CHANGE AT MOL

MOL Hungarian Oil and Gas company announces that Mr Imre Sivó, the managing director of the Retail Services Division will leave MOL as of February 15, 2002, under mutual consent. Mr Imre Sivó joined MOL in October 1999 and he, with his colleagues, very successfully implemented our business strategy in the retail business both in Hungary and in the region. While he was the managing director of the division, the profitability and rate of return on capital employed (ROACE) improved significantly and MOL increased its share in the Hungarian retail fuel market and the business turnover of non-fuel goods also increased dramatically.

We would like to take this opportunity to express our thanks for his contribution to MOL's results and wish him every success in his next appointment.

For further information, please contact:

György Felkai	MOL Communication	+ 36 1 464 1016
Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924